

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 20, 2016

<u>Via E-mail</u>
Mr. Ritch N. Wood
Chief Financial Officer
Nu Skin Enterprises, Inc.
73 West Center Street
Provo, UT 84601

> **Re: Nu Skin Enterprises, Inc.**
> **Form 10-K for the Year Ended December 31, 2015**
> **Filed February 18, 2016**
> **File No. 001-12421**

Dear Mr. Wood:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 8. Financial Statements and supplementary Data, page 73

Notes to Consolidated Financial Statements, page 79

Note 19. Segment Information, page 106

1. We note your disclosure that you operate in a single operating segment by selling products through a global network of independent distributors that operates in a seamless manner from market to market, except for operations in Mainland China. In Mainland China you utilize sales employees, independent direct sellers, and independent marketers to distribute your products through company stores and other approved premises. On page 27 you disclose lengthy regulatory approvals needed to register your products for launch and you are required to manufacture the products you distribute through independent direct sellers in Mainland China. We also note Mainland China was your

largest revenue market and accounted for approximately 25% of your revenue. Please address the following:

- Provide us with details about your management structure and how your company is organized.

- We note your management structure on your website which includes Regional Presidents. Tell us who the Regional Presidents report to and on what basis is their compensation.

- Clearly identify and describe the role of the Chief Operating Decision Maker (CODM) and each of the individuals that report to the CODM. Please discuss how these individuals are compensated.

- We note your disclosure "the company manages its business by managing its sales force." Discuss how you manage your sales force (including whether it is managed globally or regionally), who is responsible for managing the sales force, on what basis they are compensated, who they report to, and who reports to them.

- Describe the information regularly provided to the CODM and how frequently it is prepared and reviewed.

- Tell us how often the CODM meets with his direct reports, describing the financial information discussed in these meetings and who else attends these meetings.

- Explain how budgets are prepared, who approves the budget at each step of the process, the level of detail discussed at each step, and the level at which the CODM makes changes to the budget.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    You may contact Brian McAllister at (202) 551-3341 or Nasreen Mohammed, Assistant
Chief Accountant, at (202) 551- 3773 if you have any questions regarding comments on the
financial statements and related matters.

                                    Sincerely,

                                    /s/Craig Arakawa

                                    Craig Arakawa
                                    Accounting Branch Chief
                                    Office of Beverages, Apparel and
                                    Mining